Derycz Scientific, Inc.
1524 Cloverfield Blvd., Suite E
Santa Monica, CA 90404

December 7, 2010

Via Edgar Submission
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Attn:	Mr. Andrew Mew, Accounting Branch Chief J. Scott Stringer, Staff Account

RE:	Derycz Scientific, Inc. Form 10-K for the Fiscal Year Ended June 30, 2010 Filed September 28, 2010 Form 10-Q for Quarter Ended September 30, 2010 Filed November 15, 2010 File No. 000-53501

Dear Mr. Mew and Mr. Stringer:

We have reviewed the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") (Accounting Branch) dated November 30, 2010, with respect to the following annual and periodic reports of Derycz Scientific, Inc. (the "Registrant" or the "Company"): the Form 10-K for the Fiscal Year Ended June 30, 2010 filed with the Commission on September 28, 2010 and the Form 10-Q filed with the Commission for the Fiscal Quarter Ended September 30, 2010 filed with the Commission on November 15, 2010. The Staff's comments from your November 30, 2010 letter are set forth below in bold for ease of reference in reviewing our responses.

Accordingly, we respectfully submit the following responses to Staff's comments:

Staff Comment No. 1:

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6

Results of operations, page 6

1.
We note your discussion provides the reader with quantitative changes in your operations. In future filings please enhance your disclosure to provide the reader with a more robust discussion of the underlying reasons behind those changes. For instance you disclose revenues have been steadily increasing but the underlying factors responsible for the increase are not evident.

Securities and Exchange Commission
December 7, 2010

Response to Comment No. 1:

We have reviewed Staff's comment and acknowledge that in future filings the Company will undertake to expand the disclosure regarding the quantitative changes in the Company's operations by providing discussion of the underlying reasons for such changes. We further acknowledge that narrative disclosure of the reasons for the quantitative presentation will enhance the reader's understanding of our results of operations.

Staff Comment No. 2:

Liquidity and Capital Resources, page 8

2.
Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information disclosed on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Response to Comment No. 2:

We have reviewed Section IV of the Commission's Release 33-8350.  We acknowledge that in future filings the Company will undertake to expand the disclosure to include an analysis of the reasons for changes in our cash flow and the variability in our cash flows.  We further acknowledge that narrative disclosure of the reasons supporting various cash flow presentation and the related analysis will enhance the reader's understanding of our liquidity and capital resources, and most specifically our cash flow presentation.

Staff Comment No. 3:

Note 6 – Stockholders’ Equity, page 22

3.
We note from disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations on page seven that expense related to stock option grants totaled $0 and $161,271 in fiscal 2010 and 2009 respectively. Based on your Statement of Stockholders’ Equity the $161,271 appears to represent the expense of options to employees only. However, we further note the issuance of 150,000 warrants in fiscal 2009 and 55,000 in 2010 to nonemployees for services. Please explain whether a corresponding expense was recognized for each issuance to nonemployees and if so, where it is recorded within your financial statements. If a corresponding expense has not been recognized please explain. Reference is made to FASB ASC 505-50.

Response to Comment No. 3:

We have read the Staff’s comment, and confirm to you that such expenses were recorded for each issuance to non- employees, and were included as part of General and Administrative expenses in 2010 and 2009.  We recorded expense of $43,963 in fiscal 2009 for the 150,000 warrants issued to a consultant.  These were included in General and Administrative Expense.  In fiscal 2010 we recorded expenses of $14,438 related to warrants issued to consultants.  This was also included in General and Administrative Expense.  These figures are also disclosed in our Consolidated Statement of Stockholders’ Equity in the Form 10-K.

Securities and Exchange Commission
December 7, 2010

Staff Comment No. 4:

Item 9A. Controls and Procedures, page 27

4.
We note you identified material weaknesses and concluded your internal control over financial reporting (ICFR) was ineffective at June 30, 2010. We also note you concluded your disclosure controls and procedures (DCP) were effective as of June 30, 2010. Please note that DCP include the components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP. To the extent ICFR impacts public disclosure, DCP are inclusive of such internal controls, as DCP apply to all material information to be included in a report, within and outside the financial statements. As such, please explain to us the factors you considered to support your conclusion that DCP was effective as of June 30, 2010 and clarify the basis for your conclusion on DCP, as appropriate, in future filings.

Response to Comment No. 4:

The Company submits that there is, in fact an overlap and interplay between the requirements of Internal Controls Over Financial Reporting (ICFR) and Disclosure Controls and Procedures (DCP). The Company respectfully submits that the requirements of each of the governing regulations are not identical and as such, the Company affirms that its DCP was effective.  However, the lack of a majority independent board and an audit committee were, by definition, material internal control weaknesses that were required to be disclosed in the 10-K.  (We note for Staff that since the time of the filing of the 10-K, and as disclosed in a current report on Form 8-K, the Company's Board of Directors is now composed of a majority of independent directors.)

The Company has a full-time Chief Financial Officer who oversees all aspects of the accumulation, processing and communication of financial and transactional data within the Company and its subsidiaries. The Company (including its subsidiaries) employs a dedicated staff of three employees that are assigned to financial recording, record retention and data entry tasks.  The Company has implemented an internal control system, including reviews and authorizations, that management believes, despite the lack of an independent board and an audit committee, was and remains effective in assuring management that  financial information is timely recorded and communicated to the Company's executive management, including its CFO and CEO.

In future filings, the Company will undertake to describe the reasons why it concludes that its DCP are effective in the accumulation, processing and communication of financial and transactional data within the Company and are effective to allow timely decisions regarding required public disclosure.

Securities and Exchange Commission
December 7, 2010

Staff Comment No. 5:

Form 10-Q for the Quarter Ended September 30, 2010

Note 9 – Subsequent events, page 13
5.
We note the issuance of warrants to consultants for services to purchase 600,000 shares of your common stock of which 400,000 of the warrants are exercisable and vest immediately. You disclose that expense will be recognized in future periods. Please explain to us how you will recognize expense for the warrants that vested immediate and those that will vest over one year. Please refer to FASB ASC 505-50-25-7.

Response to Comment No. 5:

The Company accounted for the 600,000 warrants issued to consultants on October 29, 2010, of which 400,000 vested upon issuance, in accordance with guidance presented in the current accounting literature as it relates to accounting for equity instruments issued for services to non-employees. As such, the Company recorded as an expense $256,000 on October 29, 2010, which represents the fair value of the 400,000 warrants that vested immediately, as calculated pursuant to a Black-Scholes pricing model.  The fair value of the other 200,000 warrants will be recorded as an expense over their one year vesting period based upon their fair value. The fair value will be calculated by a Black-Scholes pricing model at the end of each reporting period and adjusted accordingly.

In addition to the foregoing responses, we submit the following statements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ms. Jennifer Post, Esq., our outside counsel, at 310-300-0887, or the undersigned at 310-477-0354 x8, if you have comments or questions regarding these responses.

Sincerely,

/s/ Richard McKilligan, Esq.
Richard McKilligan, Esq.
Chief Financial Officer